



(CEMI:OTCBB)

# C.E. Unterberg Towbin

# Emerging Growth Opportunities Conference

# July 11, 2007

# Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

CHEMBIO
DIAGNOSTICS, INC.



- Develops, manufactures and markets rapid tests for the detection of HIV and other infectious diseases using In-licensed single path lateral flow (SPLF) platforms
- Rapid HIV tests were FDA PMA approved in 2006 for US and Marketed by Inverness Medical Innovations
- March 2007 Patent Issued for Dual Path Platform (DPP™) technology for Next Generation of Point of Care Testing (POCT)
- June 2007 USDA Issued Product and Facility License
- Strong Sales Growth Continuing in 2007 YTD
- FDA & USDA-Licensed manufacturing facility in Long Island with approximately 100 Employees

# Chembio's Market, Point of Care (POC) is the Place to Be in IVD

| Size of US and Global Point of Care Markets (Billions) | United States | Global |
|---|---|---|
| 2000 | $0.9 | $2.5 |
| 2005 | $1.9 | $4.0 |
| 2008 | $2.4 | $5.2 |

- **POCT is Fastest Growing Segment of $28B In-Vitro Diagnostics Market**
- **Significant Consolidation/M&A Activity**
  - **Valuation Premiums**

CHEMBIO DIAGNOSTICS, INC.

# Why the Growth in POCT?

- **Improved Detection Systems (e.g.; DPP™)**
- **Technologies for Data Recording, Analysis, Communication**
- **Consumer Need for Quick Results**
- **Drive For Costs Containment**





# Our FDA Approved HIV Tests Are Marketed in the U.S. by the World's Largest POCT Company: Inverness Medical Innovations Inc. (IMA)







HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview HIV 1/2 STAT-PAK™
Clearview HIV 1/2 STAT-PAK
A rapid, qualitative screening test for the detection of antibodies to HIV 1 and HIV 2 in human whole blood, serum, and plasma.
Point of Care Diagnostics
HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview COMPLETE HIV 1/2
Clearview COMPLETE HIV 1/2
A single-use, self-contained, closed system for the collection, processing, and analysis of a whole blood, serum or plasma sample for the detection of HIV 1 and HIV 2 antibodies.
Point of Care Diagnostics
5 FINGERSTICK SAMPLE
To sample from a fingerstick:
Draw fingerstick blood sample using the lancet provided. Wipe away first drop of blood.
Collect second drop of blood, filling the narrow sampling tip of the device as shown.

- Launched Q1 2007
- License to Inverness SPLF Patents for Other Chembio Products

- Hospital Market
- Physicians Office Labs
- Public Health
- Potential OTC through IMA JV with P&G

CHEMBIO DIAGNOSTICS, INC.

# Ex-US Chembio is Collaborating with Leading Global Health Organizations

- **Brazilian Ministry of Health**
- **The U.S. President's Emergency Plan for AIDS Relief (PEPFAR)**
- **Clinton Foundation HIV/AIDS Initiative**
- **CDC (Center for Disease Control and Prevention)**
- **Infectious Disease Research Institute**







# Our NY Manufacturing Facility Can Serve All POC Markets



FDA Class III Biologics

- HIV, HCV



USDA Veterinary Diagnostics



ISO 13.485 for Global Marketplace



VetTB STAT-PAK™
A family of tests for the rapid and accurate detection of TB
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
• Ready-to-use antibody based lateral flow technology
• Results in 20 minutes
• Unique antigen cocktail detects both IgM and IgG antibodies from a wide host of animal species
• Small sample volume required – 30µl of sera, plasma, or whole blood
• Effective on a wide range of domestic, captive, wild and exotic host species
• Ideal for TB surveillance testing of wildlife and zoo species
• Requires no laboratory equipment or skilled personnel

Chembio's First USDA Approval was Received in June 2007 for its Veterinary Tuberculosis Test

CHEMBIO DIAGNOSTICS, INC.

# Our Single Path Lateral Flow (SPLF) Technology Know-How…


PreVue B. burgdorferi
HIV 1/2 Stat-Pak
Sure Check™ HIV
Process • Analyze
in 1
HIV 1/2
Infectious Disease
Clearview® HIV 1/2 STAT-PAK™
Clearly different

## …Benefits Our Newly Patented Dual Path Platform (DPP™) R&D


DPP™
2
Buffer
T C
ID
Blood/Serum/Plasma
1
Sample + Buffer
Oral Fluid
CHEMBIO DIAGNOSTIC SYSTEMS, INC.

CHEMBIO DIAGNOSTICS, INC.

# What is Dual Path Platform (DPP™)?

- Platform for Next Generation POCT
- Enables Improved Sensitivity, Multiplexing, Sample Control and Quantitative Measurement vs. Conventional SPLF
- Uses standard SPLF Equipment
- Free of all SPLF IP
- **<u>Opening the Door For Some Exciting New Product Collaborations</u>**



**DPP™ Cassette**



**Inside a Conventional SPLF Cassette**

CHEMBIO
DIAGNOSTICS, INC.

# Chembio Has a Pipeline of Several New Tests Based Upon the DPP™ Platform

- Our strategy is to leverage our expertise in lateral flow technology product development and regulated manufacturing with our New Intellectual Property
- We are Seeking Collaborations with Leading Organizations on the Development of New DPP™ Rapid Test Products as follows:
  - Tests for Blood Born Pathogens
    - ✓ HIV, Hepatitis C, Chagas, Syphilis
  - Respiratory Tests
  - Bacterial Contamination Tests
    - ✓ Blood Products
    - ✓ Environmental & Food safety

CHEMBIO
DIAGNOSTICS, INC.

# Multiplexing with DPP™:  HIV 1/2 CONFIRMATORY TEST



1. Add 10 µl of serum/blood to the sample well (S+B).



2. Add 1 drop (30 µl) of buffer to the sample well (S+B).



3. Add 3 drops (90 µl) of buffer to the buffer well (B) when the colored lines disappear completely.

4. Read the results at 20 minutes

Negative result: one line       Positive result indicates presence of antigen or antigens (two - six lines)



**Negative Result**

or



**HIV1 Positive Result**
(At least two HIV1 antigens reactive)



**HIV2 Positive Result**
(Only the HIV2 antigen reactive)



**HIV 1/2 Positive Result**
(At least two antigens for HIV1 and the HIV2 antigen all reactive)

# Selected Financial Information

| Chembio Diagnostics, Inc. $(000s) | 2005 | 2006 | 2006 Q - 1 (unaudited) | 2007 Q - 1 (unaudited) |
|---|---|---|---|---|
| Net Sales | 3,360 | 6,294 | 1,169 | 2,025 |
| Total Revenues | 3,941 | 6,502 | 1,238 | 2,038 |
| Gross Profit | 1,332 | 2,017 | 436 | 660 |
| | 34% | 31% | 35% | 32% |
| SG& A | 3,265 | 5,195 | 1,298 | 1,252 |
| R&D Expenses | 1,365 | 1,401 | 393 | 319 |
| Net Loss | (3,252) | (4,995) | (1,264) | (729) |
| Net Loss Attributable to Stockholders | (6,769) | (8,205) | (1,940) | (1,083) |
| HIV Test Revenues (unaudited) | 2,400 | 4,434 | 538 | 1,811 |
| Chagas Test Revenues (unaudited) | 69 | 1,217 | 484 | 5 |

# Capitalization

| | | | TOTAL |
|---|---|---|---|
| AS OF 06/30/2007 | | | COMMON |
| **Common Shares** | | | **12,644,310** |
| | | | |
| **Convertible Preferred Shares** | | | |
| Series A | 141.6 | CONVERTIBLE INTO | 7,079,506 |
| Series B | 112.3 | CONVERTIBLE INTO | 9,202,508 |
| Series C | 165.0 | CONVERTIBLE INTO | 10,312,500 |
| | | | 39,238,824 |
| | | | |
| Options: | $ 0.647 | | 2,540,625 |
| | | | |
| Warrants: | $ 0.785 | | 26,196,085 |
| | | | |
| | | | 67,975,534 |

*Inverness invested $2MM in Series C round completed in late 2006*

# Senior Management Team

| Name | Position | Year Joined Company | Relevant Experience |
|---|---|---|---|
| Lawrence Siebert | **CEO & Chairman** | 1992 2002 | JD, Private Equity, LBOs Became CEO in 2002 |
| Javan Esfandiari | **SVP R&D** | 2000 | Sinovus Biotech/Svanova Joined Chembio in 2000 Inventor of DPP™ |
| Richard Larkin | **CFO** | 2003 | CPA, MRP Systems |
| Robert Aromando | **SVP Comm.** | 2007 | Roche /30 Years Industry Experience |

# Key Milestones: June 2006-2007

- **Increased Participation in Expanding Global Market For Rapid HIV Tests**
  - Global Agreement with Inverness Medical
  - National Screening Programs in Mexico & Nigeria
- **Delivered 750K Chagas STAT-PAK™ to First-Ever National Screening Program in Latin America**
  - Increased Attention to Chagas in Developed World
- **Granted DPP™ Patent**
  - Significant Amount of Business Development Activity
- **Received USDA License for Vet-TB Test**
- **Annual and Quarterly Growth Toward Profitability**

CHEMBIO
DIAGNOSTICS, INC.

# Milestones 2007-2008

- **Revenue Increases, Higher Margin Product Sales Mix Leading to Profitability**
  - **US Market Entry by IMA with Chembio HIV Tests**
    - **Revenue Increases from Ex-US Markets for HIV Tests**
      - **ISO/CE**

- **Veterinary Products Launch**
  - **USDA Approvals and Market Launches for Vet-TB Tests**

- **New Infectious/Neglected Disease Rapid Tests**
  - **Syphilis, Chagas, Leishmania, Tuberculosis**

- **Dual Path Platform™ Developments**
  - **New Collaborations and Licenses with Market Leaders**